As filed with the Securities and Exchange Commission on September 30, 2013	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

BUNZL PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 – 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

President
Bunzl Distribution USA, Inc.
Bunzl Corporate Office
One City Place Drive, Suite 200
St. Louis, MO 63141
(314) 997 – 5959
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark S. Bergman, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London EC2V 7JU United Kingdom	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive five (5) ordinary shares of BUNZL PLC	100,000,000 American Depositary Shares	$5.00	$5,000,000	$682.00
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

ii

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

iii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Face of Receipt - Paragraph (8) Reverse of Receipt - Paragraphs (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraphs (17) and (18).

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (15) and (18).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Shares	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs (2), (3), (4), (6), (8), (9), (10); Reverse of Receipt - Paragraph (26).

	(x)	Limitation upon the liability of the depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (15), (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of American Depositary Shares		Face of Receipt - Paragraph (11); Reverse of Receipt - Paragraph (26).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (14).

The Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.bunzl.com.  The information so published by the Company cannot be retrieved from the internet website of the Commission, and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Second Amended and Restated Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The prospectus consists of the proposed form of Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.                   EXHIBITS

(a)
Form of Second Amended and Restated Deposit Agreement by and among BUNZL PLC, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney. ___ Included in the signature pages of this Registration Statement.

Item 4.                    UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Share thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among BUNZL PLC, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of September, 2013.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive five (5) ordinary shares of BUNZL PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BUNZL PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on September 30, 2013.

BUNZL PLC

By:	/s/ Michael Roney
Name: Michael Roney
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Roney, Brian May and Paul Hussey, and each of them severally, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. These powers of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on September 30, 2013.

Signature	Title
/s/ Philip Rogerson	Chairman of the Board of Directors
Philip Rogerson

/s/ Michael Roney	Chief Executive Officer and Director
Michael Roney	(Principal Executive Officer)

/s/ Brian May	Finance Director
Brian May	(Principal Financial and Principal Accounting Officer)

/s/ Patrick Larmon	President and Chief Executive Officer, North America
Patrick Larmon

Signature	Title

/s/ Peter Johnson	Senior Independent Non-Executive Director
Peter Johnson

/s/ David Sleath	Non-Executive Director
David Sleath

/s/ Eugenia Ulasewicz	Non-Executive Director
Eugenia Ulasewicz

/s/ Jean-Charles Pauze	Non-Executive Director
Jean-Charles Pauze

/s/ Meinie Oldersma	Non-Executive Director
Meinie Oldersma

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BUNZL PLC, has signed this Registration Statement or amendment thereto in London, England on September 30, 2013.

By:	/s/ Patrick Larmon
Name: Patrick Larmon Title: President and Chief Executive Officer, North America

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)
Form of Second Amended and Restated Deposit Agreement, by and among BUNZL PLC, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered.